UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                             FUELCELL ENERGY, INC.
                             ---------------------
                               (Name of Issuer)


                   Common Stock, $0.0001 par value per share
               -------------------------------------------------
                        (Title of Class of Securities)


                                   35952H106
                              ------------------
                                (CUSIP Number)


                               February 20, 2007
                           -------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                               |_| Rule 13d-1(b)

                               |X| Rule 13d-1(c)

                               |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 5 Pages

                                 SCHEDULE 13G

CUSIP No.: 35952H106                                         Page 2 of 5 Pages

...............................................................................
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).


      POSCO POWER
...............................................................................
2.    Check the Appropriate Box if a Member of a Group
      (a) |_|
      (b) |_|
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization

      Republic of Korea
...............................................................................
               5.    Sole Voting Power          3,822,630
Number of      ...............................................................
Shares         6.    Shared Voting Power        0
Beneficially   ...............................................................
Owned by Each  7.    Sole Dispositive Power     3,822,630
Reporting      ...............................................................
Person With    8.    Shared Dispositive Power   0
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,822,630
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      |_|
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      6.69%
...............................................................................
12.   Type of Reporting Person:

      CO

                                                             Page 3 of 5 Pages

Item 1(a).  Name of Issuer:

            FuelCell Energy, Inc. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3 Great Pasture Road
            Danbury, Connecticut 06813

Item 2(a).  Name of Person Filing:

            This Statement is filed on behalf of POSCO Power, a corporation incorporated under the laws of Korea ("POSCO Power" or the "Reporting Person").

            This Statement relates to the Shares (as defined herein) held for the account of POSCO Power.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The address of the principal business office of POSCO Power is DACOM Building, 10th Floor, Yeoksam-dong, Gangnam-gu, Seoul, 135-987, Korea.

Item 2(c).  Citizenship:

            POSCO Power is a corporation incorporated under the laws of Korea.

Item 2(d).  Title of Class of Securities:

            Common Stock, $0.0001 par value per share (the "Shares")

Item 2(e).  CUSIP Number:

            35952H106

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            This Item 3 is not applicable.

Item 4.     Ownership.

Item 4(a).  Amount beneficially owned:

            As of February 20, 2007, POSCO Power may be deemed to beneficially own 3,822,630 Shares.

Item 4(b).  Percent of class:

            The number of Shares of which POSCO Power may be deemed to be the beneficial owner constitutes approximately 6.69% of the total number of Shares outstanding.

                                                             Page 4 of 5 Pages

Item 4(c).  Number of shares as to which such person has:


(i) Sole power to vote or to direct the vote:                        3,822,630

(ii) Shared power to vote or to direct the vote:                             0

(iii) Sole power to dispose or to direct the disposition of:         3,822,630

(iv) Shared power to dispose or to direct the disposition of:                0

Item 5.     Ownership of Five Percent or Less of a Class.

            This Item 5 is not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

            This Item 7 is not applicable.

Item 8.     Identification and Classification of Members of the Group.

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group.

            This Item 9 is not applicable.

Item 10.    Certification.

            By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 5 of 5 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 27, 2007         POSCO POWER


                                By: /s/ Seong-Woo Lee
                                   -------------------------------------
                                Name: Seong-Woo Lee
                                Title: President & CEO